UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2011
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Tennessee Commerce Bancorp, Inc.
Full Name of Registrant

Former Name if Applicable

381 Mallory Station Road, Suite 207
Address of Principal Executive Office (Street and Number)

Franklin, TN 37067
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Tennessee Commerce Bancorp, Inc. (the “Corporation”) requires additional time to complete its Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 (the “Third Quarter Form 10-Q”), which was due to be filed on November 14, 2011 (the “Due Date”).  Previously, on October 27, 2011, management of the Corporation, and subsequently, its Audit Committee and Board of Directors, determined that its financial statements for the quarter ended June 30, 2011, as included in the Corporation’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2011, should no longer be relied upon due to an expected increase in the provision for loan losses and related allowance for loan losses as a result of an ongoing joint examination of Tennessee Commerce Bank, a wholly-owned subsidiary of the Corporation, by the Federal Deposit Insurance Corporation and the Tennessee Department of Financial Institutions.  This has resulted in delays in compiling certain information related to the Corporation’s Third Quarter Form 10-Q, which cannot be completed by the Due Date without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Frank Perez	615	599-2274
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Corporation expects that its results of operations for the nine months ended September 30, 2011 will be significantly different from the results of operations for the nine months ended September 30, 2010.  The results of operations for the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010 are expected to reflect an 8,724.95% decrease in net income available to common shareholders and a 5,015.00% decrease in diluted earnings per share.  Net loss available to common shareholders for the nine months ended September 30, 2011 is expected to be $119.97 million, a decrease of $121.36 million compared to net income available to common shareholders of $1.39 million for the nine months ended September 30, 2010.  The decrease in earnings was primarily attributable to a $92.6 million charge to provision expense identified during the third quarter and primarily relating to events occurring in the second quarter. The increased provision expense is in large part due to preliminary loan losses of $76.3 million combined with $12.1 million of specific reserves on classified loans.  Diluted earnings per share is expected to decrease to $(9.83) per share for the nine months ended September 30, 2011 compared to $0.20 per share for the same period in 2010.  When reported, actual results for September 30, 2011 may differ from what is estimated above.

Tennessee Commerce Bancorp, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 15, 2011	By:	/s/ Frank Perez
Frank Perez
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).